Form 4
FORM 4 [ ]Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Files pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person Constance Lau c/o American Savings Bank P.O. Box 2300 Honolulu, HI 96804-2300 US	2. Issuer Name and Ticker or Trading Symbol Hawaiian Electric Industries, Inc. (HE)		6. Relationship of Reporting Person(s) to Issuer Director Officer ________________________ President, ASB
	3. IRS or Social Security Number of Reporting Person (voluntary)	4. Statement for Month/Day/Year 4/21/2003	7. Individual or Joint/Group Filing Form filed by One Reporting Person
5. If Amendment, Date of Original (Month/Day/Yr) Original Date N/A

Table I-Non-Derivative Securities Acquired,Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date if any (Month/Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	(A) or (D)	Price
HEI Common Stock	-	-	-	-	-	-	-	1,372 (1)	D	-
HEI Common Stock	-	-	-	-	-	-	-	27.265 (2)	I	By 401(k)
HEI Common Stock	-	-	-	-	-	-	-	1 (1)	I	By custodian for child (J. Lau)
HEI Common Stock	-	-	-	-	-	-	-	1 (1)	I	By custodian for child (E. Lau)
HEI Common Stock	-	-	-	-	-	-	-	1 (1)	I	By custodian for child (G. Lau)
HEI Common Stock	-	-	-	-	-	-	-	1,115.9568 (3)	I	By custodian for child (J. Lau)
HEI Common Stock	-	-	-	-	-	-	--	1,115.9567 (3)	I	By custodian for child (E. Lau)
HEI Common Stock	-	-	-	-	-	-	-	1,115.9567 (3)	I	By custodian for child (G. Lau)
Table II-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date if any (Month/Day/Year)	4. Transaction Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Ex-piration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s)	10. Ownership Form of Derivative Security: Direct(D)or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Options & DERS (right to buy)	$40.98	4/21/03	-	A	-	6,250	-	(4)	4/21/13	Common	6,250	-	-	D	-
Options & DERS (right to buy)	$40.98	4/21/03	-	A	-	6,250	-	(4)	4/21/13	Common	6,250	-	-	D	-
Options & DERS (right to buy)	$40.98	4/21/03	-	A	-	6,250	-	(4)	4/21/13	Common	6,250	-	-	D	-
Options & DERS (right to buy)	$40.98	4/21/03	-	A	-	6,250	-	(4)	4/21/13	Common	6,250	-	143,090.9887 (5)	D	-
Explanation of Responses
(1) Previously reported shares. (2) These shares are held pursuant to the Hawaiian Electric Industries Retirement Savings Plan 401(k)(HEIRS). Effective 4/1/96 the participant's investment in HEI Common Stock was converted to units in the HEI Common Stock Fund portion of HEIRS. A small portion of the Fund is held in cash and the overall value of the Fund is based on the combined value of the HEI Common Stock and the cash portfolio. For SEC reporting purposes only the actual stock portion of the Fund is being reported. (3) Aggregate shares; earned dividends are automatically reinvested in the Hawaiian Electric Industries Dividend Reinvestment and Stock Purchase Plan. (4) Option vests in four equal installments beginning 4/22/04. (5) Aggregate option shares and dividend equivalent rights (DER); option grants previously reported.

**Intentional misstatements or omissions of facts constiute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15U.S.C. 78ff(a).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Signature of Reporting Person: /s/ Constance H. Lau	Date: 4/21/2003